UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

VCG Holding Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

91821K101
(CUSIP Number)

Troy Lowrie
c/o VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
(303) 934-2424

E. Lee Reichert
Trygve E. Kjellsen
Kamlet Reichert, LLP
950 Seventeenth Street, Suite 2400
Denver, CO 80202
(303) 825-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 91821K101	Schedule 13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Management, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 27.0%**
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**         The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Investment Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 27.0%**
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**         The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Troy Lowrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

549,189
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

549,189
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,943,289**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 30.3%***
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*          Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

**        Includes 4,394,100 shares owned by Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

***      The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Micheal Ocello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

37,589*
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

37,589
10. SHARED DISPOSITIVE POWER

158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,589***
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.2%****
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*          This does not include 30,000 shares of Common Stock underlying options to purchase stock that are currently not exercisable within 60 days of the date hereof.

**        Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***      Includes 158,000 shares owned by LTD Investment Group, LLC.  Mr. Ocello is the Managing Member of LTD Investment Group, LLC.

****    The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
LTD Investment Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.0%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*          LTD Investment Group, LLC is a Missouri limited liability company.

**        Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***      The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share (“Common Stock”), of VCG Holding Corp. (the “Company”) outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Family Dog, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*           Family Dog, LLC is a Colorado limited liability company.

CUSIP No. 91821K101	Schedule 13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
FD Acquisition Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 91821K101	Schedule 13D	Page 9 of 16 Pages

INTRODUCTORY STATEMENT

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the items set forth below of Amendment No. 5 filed on November 18, 2009 (“Amendment No. 5”), Amendment No. 6 filed on December 7, 2009 (“Amendment No. 6”), Amendment No. 7 filed on December 15, 2009 (“Amendment No. 7”), Amendment No. 8 filed on February 18, 2010 (“Amendment No. 8”), Amendment No. 9 filed on July 22, 2010 (“Amendment No. 9”), and Amendment No. 10 filed on August 6, 2010 (“Amendment No. 10”) (collectively, the “Prior Schedule 13Ds”), by (i) Lowrie Management, LLLP (“Lowrie Management”), Lowrie Investment Management, Inc. (“Lowrie Investment”), and Troy Lowrie (collectively, the “Original Reporting Persons”); (ii) LTD Investment Group, LLC, and Micheal Ocello (collectively, the “Rollover Reporting Persons”); (iii) Family Dog, LLC (“Parent”); and (iv) FD Acquisition Co. (“MergerSub” and, together with the Original Reporting Persons, the Rollover Reporting Persons and Parent, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”). This Amendment amends the information previously set forth in the Prior Schedule 13Ds in Items 2, 3, 4, 5, 6 and 7 below. There are no material changes to the information provided in Item 1 of the Prior Schedule 13Ds.

Originally, Lowrie Management filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D on March 31, 2005 (the “First Schedule 13D”), as amended by Amendment No. 1 on April 10, 2006. Troy Lowrie filed with the SEC a separate statement on Schedule 13D and Amendment No. 1 thereto on the same dates as Lowrie Management filed the First Schedule 13D and Amendment No. 1 thereto. The Original Reporting Persons consolidated their Schedule 13D filings in Amendment No. 2 filed on November 14, 2007, as amended by Amendment No. 3 filed on September 29, 2009 by the Original Reporting Persons, and as further amended by Amendment No. 4 filed on November 3, 2009 by the Original Reporting Persons and the Rollover Reporting Persons.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in Amendment No. 5.

Item 2.   Identity and Background

 Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b) and (c) This Amendment is being filed on behalf of each of the Reporting Persons pursuant to Section 13(d) of the Exchange Act, with respect to the shares of Common Stock described in this Amendment. The Reporting Persons are making a single joint amendment filing pursuant to Rule 13d-1(k)(1). The Reporting Persons are filing this Amendment because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to the transaction described in Item 4 of this Amendment. Except as expressly otherwise set forth in this Amendment, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Lowrie Management is a Colorado limited liability limited partnership and its principal business is to own and operate adult entertainment nightclubs at various locations throughout the United States. Lowrie Investment, is the General Partner of Lowrie Management, and Manager of Parent. Mr. Lowrie is the President of Lowrie Management, Lowrie Investment Management, Parent and MergerSub; the Chairman of the board of directors and Chief Executive Officer of the Company; and the sole director of MergerSub. Micheal Ocello is the President and Chief Operating Officer of the Company and the Managing Member of LTD Investment Group, LLC. LTD Investment Group, LLC, a Missouri limited liability company, is a company that Mr. Ocello uses for his investment purposes. Parent, a Colorado limited liability company, is the sole owner of MergerSub and will be the holding company for the surviving corporation of the Merger (as defined in Item 4). MergerSub is a Colorado corporation and was formed to consummate the Merger with the Company.

For purposes of this Amendment, each of the Reporting Persons has an address at: c/o VCG Holding Corp., 390 Union Blvd., Suite 540, Lakewood, CO 80228.

CUSIP No. 91821K101	Schedule 13D	Page 10 of 16 Pages

Tom O’Hara, a mortgage banker with Affiliated Financial Group, Inc., Vali Lou Lowrie-Reed, a homemaker and Mr. Lowrie’s sister, and the Vali Lou Lowrie-Reed Trust, a trust for the sole benefit of Ms. Lowrie-Reed, were previously included among the Rollover Reporting Persons and the Reporting Persons. As of November 9, 2010, Mr. O’Hara, Ms. Lowrie-Reed and the Vali Lou Lowrie-Reed Trust have terminated their intent to participate in the transaction described in Item 4 of this Amendment and their participation in the Joint Filing Agreement, dated July 20, 2010 pursuant to an amendment thereto dated November 9, 2010, a copy of which is filed as Exhibit 7.16 to this Amendment (the “Amendment to the Joint Filing Agreement”). In addition, the Power of Attorney, dated as of July 20, 2010, which appointed Mr. Lowrie as their attorney in fact to, among other things, execute and file a Schedule 13D and amendments thereto, has been terminated as such Power of Attorney relates to Mr. O’Hara, Ms. Lowrie-Reed and the Vali Lou Lowrie-Reed Trust. As result of the foregoing, Mr. O’Hara, Ms. Lowrie-Reed and the Vali Lou Lowrie-Reed Trust are excluded from the definitions of the Rollover Reporting Person and the Reporting Persons in this Amendment.

(d) and (e) During the last five years, no Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs Lowrie and Ocello are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows::

The Reporting Persons’ beneficial holdings of the Company’s Common Stock were acquired (i) by the Reporting Persons prior to the Company’s initial public offering of securities; (ii) by Lowrie Management as a result of Lowrie Management’s July 1, 2003 election to convert the entire principal amount of a certain Convertible Promissory Note, dated June 30, 2002, together with accrued interest thereon at the conversion rate of $1.00 per share; (iii) by Lowrie Management in exchange for the cancellation of $10,000,000 of outstanding promissory notes held by Lowrie Management on October 30, 2007; (iv) by Mr. Lowrie, Mr. Ocello and LTD Investment Group, LLC, on behalf of Mr. Ocello, as consideration for their service as officers, directors and/or employees of the Company; (v) by Lowrie Management as consideration for the sale of certain nightclub properties by Lowrie Management to the Company; and (vii) by Lowrie Management through open market purchases.

With respect to the proposed transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds that would be required to purchase all of the shares of outstanding Common Stock to be converted in the Merger (as defined in Item 4) into the right to receive the Merger Consideration (as defined in Item 4) (other than shares held by the Company or the Reporting Persons) is approximately $25,000,000. The Reporting Persons anticipate that the financing necessary to consummate the Merger will come from a variety of sources, including, without limitation, the following: (i) a private third party equity financing by Parent; (ii) currently existing debt facility which is available to Lowrie Management and may be drawn upon, lent to or invested in Parent; and (iii) other mezzanine debt facilities that Parent expects to be available to Parent on commercially reasonable terms. The Reporting Persons currently expect that all other costs, expenses and liabilities of the Company arising out of or relating to the Merger shall be paid by the Company from cash available to the Company immediately prior to the Merger.

The information set forth in response to this Item 3 is qualified in its entirety by reference to Item 4, the Reaffirmed Proposal, the Reaffirmation Letter, the Merger, the Merger Consideration, the Fourth Extension Agreement, and the Merger Agreement, each as defined in Item 4, and each of which is incorporated herein by reference.

CUSIP No. 91821K101	Schedule 13D	Page 11 of 16 Pages

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On November 3, 2009, Mr. Lowrie and Lowrie Management, on behalf of Parent, a then-unformed entity, presented to the board of directors of the Company (the “Board of Directors”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than that held by the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Original Proposal”). Certain terms of the Original Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Original Proposal Letter”) and Summary of Proposed Transaction (the “Summary of Original Proposal”), each dated November 3, 2009. In connection with the Original Proposal, Mr. Lowrie formed Parent and MergerSub on November 6, 2009 by filing articles of organization and articles of incorporation, respectively, with the Colorado Secretary of State.

On November 3, 2009, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules (the “Special Committee”), to consider the terms and conditions of the Original Proposal and to recommend to the Board of Directors whether to approve the Original Proposal. The Special Committee shortly thereafter retained separate legal and financial advisors to assist and advise it in connection with the Original Proposal.

Pursuant to the Original Proposal Letter, Mr. Lowrie and Lowrie Management held the Original Proposal open until November 18, 2009. To allow the Original Special Committee sufficient time to consider and review the Original Proposal, independently and with its legal and financial advisors, the Original Proposal was extended on November 17, 2009, December 4, 2009 and on December 14, 2009, the latter of which extended the Original Proposal until 5:00 p.m. M.S.T. on December 24, 2009.

On December 3, 2009, the Company, Parent, Mr. Lowrie and Lowrie Management executed a letter agreement (the “Standstill Agreement”). The Standstill Agreement was filed as Exhibit 7.08 to Amendment No. 6 and is incorporated herein by reference.

On December 16, 2009, the Special Committee met to review the Original Proposal, and following extensive discussion, the Special Committee determined that the terms of the Original Proposal were inadequate. In addition, on December 16, 2009, the Special Committee informed its financial advisors to contact any parties that had either previously expressed an interest or might potentially be interested in pursuing a transaction with the Company.

On February 16, 2010, the Company, Rick’s Cabaret International, Inc., a Texas corporation (“RCI”), Troy Lowrie and Lowrie Management entered into a non-binding (except as to certain provisions, including exclusivity and confidentiality) letter of intent (the “RCI Letter of Intent”). Pursuant to the RCI Letter of Intent, RCI agreed to acquire all of the outstanding shares of Common Stock of the Company and the Company would merge with and into a RCI or a newly formed wholly-owned subsidiary of RCI (the “RCI Merger”).

As a result of the RCI Letter of Intent and the RCI Merger, the Reporting Persons were no longer a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the intent to acquire control of the Company.

However, the RCI Letter of Intent expired on March 31, 2010 and no merger agreement or other definitive documentation was entered into by the parties. On April 30, 2010, the Company announced that it had dissolved the Special Committee.

On July 20, 2010, Troy Lowrie and Lowrie Management, on behalf of Parent, reaffirmed to the Board of Directors its willingness to pursue the terms of its Original Proposal, pursuant to which Parent would acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than shares of Common Stock held by the Company or the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Reaffirmed Proposal”). Certain terms of the Reaffirmed Proposal contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Reaffirmation Letter”) and Summary of the Proposed Transaction (the “Summary of Proposed Transaction”), each dated July 20, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 12 of 16 Pages

On July 22, 2010, the Company announced that the Board of Directors had reconstituted the Special Committee solely with independent directors, as defined under the Nasdaq independence rules, consisting of George Sawicki, David Levine and Carolyn Romero, to consider the terms and conditions of the Reaffirmed Proposal and to recommend to the Board of Directors whether to approve the Reaffirmed Proposal. The Special Committee shortly thereafter retained separate legal and financial advisors to assist and advice it in connection with the Reaffirmed Proposal. On August 20, 2010, after consultation with its advisors, the Special Committee again determined that the terms of the Reaffirmed Proposal were currently inadequate.

Through a series of negotiations between Parent and the Special Committee, Parent agreed, among other things, to increase the purchase price per share to $2.25. On November 9, 2010, Parent and the Special Committee executed the Merger Agreement (the “Merger Agreement”) pursuant to which Parent would acquire, through MergerSub and subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than shares of Common Stock held by the Company or the Reporting Persons) for $2.25 per share and would merge with and into the Company with the Company as the surviving corporation (the “Merger”). The Merger Agreement, a copy of which is filed as Exhibit 7.17 to this Amendment, is incorporated herein by reference.

Prior to the Merger, the Reporting Persons would contribute all of the shares of Common Stock owned by them to Parent in exchange for equity interests in Parent. In the Merger, the outstanding shares of Common Stock (other than those held by the Company and the Reporting Persons) would be converted into the right to receive a cash payment equal to $2.25 per share (the “Merger Consideration”). Shares of Common Stock held by Parent (other than the MergerSub) would be cancelled without any right to receive any cash payment. Each share of Common Stock held by MergerSub would be converted into one share of Common Stock in the Company after the consummation of the Merger. All outstanding employee stock options to purchase shares of Common Stock would be terminated and, if vested, converted into the right to receive in cash, for each share of Common Stock, subject to the employee stock option, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option, without interest.

Following consummation of the Merger: (i) all shares of Common Stock would be delisted from the Nasdaq Global Market; (ii) the Reporting Persons intend to deregister all shares of Common Stock as authorized by the Exchange Act and the Company would cease to be a reporting company; (iii) the Reporting Persons expect that the Company would continue to operate its business as currently conducted; (iv) all members of the Board of Directors of the Company, other than Mr. Lowrie, would resign as directors, and all officers of the Company, other than Mr. Lowrie, would resign as officers and Lowrie Investment, would be the sole manager of Parent, and Mr. Lowrie would be the sole officer and director of the Company.

Both the Merger Agreement and the Merger have been unanimously approved by the Board of Directors and the Special Committee. The Merger is also required to be approved by (i) the Company’s shareholders holding at least a majority of the votes entitled to be cast (the “Company Requisite Vote”) and (ii) a majority of the votes actually cast at a special meeting of shareholders (the “Special Requisite Vote”), provided, however, that the votes cast by any of the Reporting Persons, any abstaining votes, and broker non-votes will not be taken into account for any purpose with regard to the Special Requisite Vote (e.g. in calculating votes cast in favor or total votes cast). The Reporting Persons collectively beneficially own approximately 31.5% of the total outstanding votes of Common Stock entitled to vote on the Merger as a single class and intend to vote for the Merger for the purposes of the Company Requisite Vote; however, such votes will not be counted towards the Special Requisite Vote.

The foregoing is a summary of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement. A proxy statement will be distributed to shareholders upon completion thereof. Shareholders should read the Company’s proxy statement, the Merger Agreement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger. Shareholders will be able to receive these documents, as well as other documents filed by the Reporting Persons or Parent or its affiliates with respect to the Merger, free of charge at the Commission’s web site, www.sec.gov.

CUSIP No. 91821K101	Schedule 13D	Page 13 of 16 Pages

Other than as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger Agreement is not consummated for any reason, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

Item 5. Securities of the Issuer.

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date hereof, Mr. Lowrie is deemed to beneficially own 4,943,289 shares of Common Stock, including, by virtue of his relationship with Lowrie Management, 4,394,100 shares of Common Stock held by Lowrie Management, which constitute approximately 30.3% of the outstanding shares of Common Stock. As of the date hereof, Lowrie Management is deemed to beneficially own 4,394,100 shares of Common Stock, which constitute approximately 27.0% of the outstanding shares of Common Stock. As of the date hereof, Lowrie Investment Management, by virtue of its relationship with respect to Lowrie Management, may be deemed to beneficially own 4,394,100 shares of Common Stock, which constitute approximately 27.0% of the outstanding shares of Common Stock. Lowrie Investment Management owns no shares of Common Stock and, without implying the beneficial ownership of shares of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person or any other person.

As of the date hereof, Micheal Ocello is deemed to beneficially own 195,589 shares of Common Stock, including, by virtue of his relationship with LTD Investment Group, LLC, 158,000 shares of Common Stock held by LTD Investment Group, LLC, which constitute approximately 1.2% of the outstanding shares of Common Stock. As of the date hereof, LTD Investment Group, LLC is deemed to beneficially own 158,000 shares of Common Stock, which constitute approximately 1.0% of the outstanding shares of Common Stock.

As of the date hereof, Family Dog, LLC and FD Acquisition Co. own no shares of Common Stock and expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

The percentages of Common Stock set forth for the Reporting Persons in this Item 5 were calculated based on 16,292,071 shares of Common Stock of the Company outstanding as of August 9, 2010, as stated on the facing page of the Company’s Form 10-Q for the quarter ended June 30, 2010.

Pursuant to the Amendment to the Joint Filing Agreement and withdrawal of Tom O’Hara, Vali Lou Lowrie-Reed, and the Vali Lou Lowrie-Reed Trust from the Rollover Reporting Persons and the Reporting Person, the shares of Common Stock of such parties has been excluded from the Common Stock held by the Reporting Persons.

(b) Each of Lowrie Management, Lowrie Investment Management, as the General Partner of Lowrie Management, and Troy Lowrie, as the President of Lowrie Management and Lowrie Investment Management, has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,394,100 shares of Common Stock. Each of LTD Investment Group, LLC and Micheal Ocello, as the Managing Member of LTD Investment Group, LLC, has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 158,000 shares of Common Stock.

     Neither Lowrie Management, Lowrie Investment Management, LTD Investment Group, LLC, Family Dog, LLC nor FD Acquisition Co. has the sole power to vote or direct the vote or sole power to dispose or to direct the disposition of any shares of Common Stock.

CUSIP No. 91821K101	Schedule 13D	Page 14 of 16 Pages

     Troy Lowrie has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 549,189 shares of Common Stock. Micheal Ocello has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 37,589 shares of Common Stock.

     (c) No Reporting Person has effected any transactions in Common Stock during the past sixty days or since the most recent filing on Schedule 13D.

     (d) Except for the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

Items 3 and 4 of this Amendment are incorporated herein by reference. The information set forth in response to this Item 6 is qualified in its entirety by reference to (i) the Original Proposal Letter, a copy of which was filed as Exhibit 7.02 to Amendment No. 4; (ii) the Summary of Original Proposal, a copy of which was filed as Exhibit 7.03 to Amendment No. 4; (iii) the Original Extension Letter, a copy of which was filed as Exhibit 7.05 to Amendment No. 5; (iv) the Second Extension Letter, a copy of which was filed as Exhibit 7.07 to Amendment No. 6; (v) the Standstill Agreement, a copy of which was filed as Exhibit 7.08 to Amendment No. 6, (vi) the Third Extension Letter, a copy of which was filed as Exhibit 7.09 to Amendment No. 7; (vii) the Termination of Joint Filing Agreement, a copy of which was filed as Exhibit 7.10 to Amendment No. 8; (viii) the Reaffirmation Letter, dated July 20, 2010, a copy of which was filed as Exhibit 7.13 to Amendment No. 9; (ix) the Summary of the Proposed Transaction, dated July 20, 2010, a copy of which was filed as Exhibit 7.14 to Amendment No. 9; (x) the Fourth Proposal Extension Letter, a copy of which is filed as Exhibit 7.15 to Amendment No. 10, and (xi) the Amendment to the Joint Filing Agreement, a copy of which is filed hereto as Exhibit 7.16 to this Amendment, and (xii) the Agreement and Plan of Merger dated November 9, 2010, a copy of which is filed as Exhibit 7.17 to this Amendment, all of which are incorporated herein by reference.

The Reporting Persons, Tom O’Hara, Vali Lou Lowrie-Reed and the Vali Lou Lowrie-Reed Trust entered into a Joint Filing Agreement, dated July 20, 2010, a copy of which was filed as Exhibit 7.11 to Amendment No. 9, and incorporated herein by reference. On July 20, 2010, the Reporting Persons, Tom O’Hara, Vali Lou Lowrie-Reed and the Vali Lou Lowrie-Reed Trust appointed Mr. Lowrie as their Power of Attorney with respect to, among other things, statements filed on Schedule 13D, including any amendments thereto, pursuant to the Power of Attorney, a copy of which was filed as 7.12 to Amendment No. 9 and incorporated herein by reference. On November 9, 2010, the Reporting Persons, Tom O’Hara, Vali Lou Lowrie-Reed and the Vali Lou Lowrie-Reed Trust entered into the Amendment to the Joint Filing Agreement, a copy of which is filed as Exhibit 7.16 to this Amendment, whereby Mr. O’Hara, Ms. Lowrie-Reed, and the Vali Lou Lowrie Reed terminated their intent to participate in the transaction described in Item 4 of this Schedule 13D and their participation in the Joint Filing Agreement.

Item 7.  Material to Be Filed as Exhibits

Exhibit 7.02	Original Proposal Letter, dated as of November 3, 2009 (incorporated by reference to Exhibit 7.02 of Amendment No. 4)

Exhibit 7.03	Summary of Original Proposal, dated as of November 3, 2009 (incorporated by reference to Exhibit 7.03 of Amendment No. 4)

Exhibit 7.05	Original Extension Letter, dated as of November 17, 2009 (incorporated by reference to Exhibit 7.05 to Amendment No. 5)

CUSIP No. 91821K101	Schedule 13D	Page 15 of 16 Pages

Exhibit 7.07	Second Extension Letter, dated as of December 4, 2009 (incorporated by referenced to Exhibit 7.07 to Amendment No. 6)

Exhibit 7.08	Standstill Agreement, dated as of December 3, 2009 (incorporated by reference to Exhibit 7.08 to Amendment No. 6)

Exhibit 7.09	Third Extension Letter, dated as of December 14, 2009 (incorporated by reference to Exhibit 7.09 to Amendment No. 7)

Exhibit 7.10	Termination of Joint Filing Agreement, dated as of February 18, 2010 (incorporated by reference to Exhibit 7.10 to Amendment No. 8)

Exhibit 7.11
Joint Filing Agreement, dated as of July 20, 2010, by and among Lowrie Management, LLLP, Lowrie Investment Management, Inc., Troy Lowrie, The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, Tom O’Hara, Micheal Ocello and LTD Investment Group, LLC (incorporated by reference to Exhibit 7.11 to Amendment No. 9)

Exhibit 7.12
Power of Attorney, dated as of July 20, 2010, executed by The Vali Lou Lowrie-Reed Trust, Vali Lou Lowrie-Reed, Tom O’Hara, Micheal Ocello and LTD Investment Group, LLC (incorporated by reference to Exhibit 7.12 to Amendment No. 9)

Exhibit 7.13	Reaffirmation Letter, dated as of July 20, 2010 (incorporated by reference to Exhibit 7.13 to Amendment No. 9)

Exhibit 7.14	Summary of Proposed Transaction dated as of July 20, 2010 (incorporated by reference to Exhibit 7.14 to Amendment No. 9)

Exhibit 7.15	Fourth Extension Letter, dated August 4, 2010 (incorporated by reference to Exhibit 7.15 to Amendment No. 10).

Exhibit 7.16	First Amendment to the Joint Filing Agreement, dated as of November 9, 2010.

Exhibit 7.17	Agreement and Plan of Merger by and among VCG Holding Corp., Family Dog, LLC, FD Acquisition Co., Troy Lowrie, and Micheal Ocello dated as of November 9, 2010.

CUSIP No. 91821K101	Schedule 13D	Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lowrie Management, LLLP

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie, President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP

Lowrie Investment Management, Inc.

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie, President

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie

Date:	November 12, 2010	*
Micheal Ocello

LTD Investment Group, LLC

Date:	November 12, 2010	*
Micheal Ocello, Managing Member

Family Dog, LLC

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie, President

FD Acquisition Co.

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie, President

*
Troy Lowrie, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

Date:	November 12, 2010	/s/ Troy Lowrie
Troy Lowrie